Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

PROGRAM UPDATE - UAMPS CARBON FREE POWER PROJECT CONTINUES TO ACHIEVE MILESTONES

The Utah Associated Municipal Power System’s (UAMPS) Carbon Free Power Project (CFPP) continues to advance the development and deployment of NuScale Power’s 6-module, VOYGR™-6 plant at the U.S. Department of Energy’s Idaho National Laboratory (INL) near Idaho Falls, Idaho. CFPP, LLC, a wholly owned subsidiary of UAMPS, successfully and safely completed geological field investigation activities at the site in January 2022, a significant milestone for the project.

Initiated in August of 2021, this phase of fieldwork involved detailed geotechnical surface and subsurface investigations to further characterize the geologic properties underlying the site and support the analysis of potential volcanic and seismic hazards. It also established a groundwater monitoring network and commissioned an on-site meteorological monitoring station to collect site-specific atmospheric data. After the data is analyzed, it will be sent to NuScale and referenced in the Combined License Application (COLA).

In parallel with the completion of fieldwork at the CFPP site, the project is also moving forward with the development of a COLA, which is being managed by Fluor Corporation and strongly supported by NuScale. Analysis of the data collected from the site investigation and monitoring campaigns will be presented in the COLA to address key safety and environmental considerations associated with the siting of the plant. The COLA will also provide additional site specific design information, which will support the U.S. Nuclear Regulatory Commission’s (NRC) review and approval of the application, and related public consultations. Completion of the COLA and submittal to the NRC is scheduled for early 2024, with the startup and commissioning of the CFPP planned for 2029.

Development also continues on the site specific engineering required to prepare the project for procurement of equipment and materials necessary to support construction. This design advancement is being used to develop an AACE International Class 3 cost estimate.

Another development in the CFPP is the Term Sheet agreement between UAMPS and Xcel Energy Nuclear Services Holdings - an experienced nuclear plant operator. This agreement outlines the next steps in support of Xcel Energy becoming a potential operator for the CFPP.

Xcel Energy previously signed a Memorandum of Understanding outlining a Teaming Agreement with NuScale Power to explore becoming a preferred plant operator for future NuScale VOYGR small modular reactor plants. This Term Sheet Agreement with UAMPS commits both parties to work toward a potential Maintenance and Operating (M&O) contract in mid-2022, with Xcel Energy providing a variety of operating services that could include direct operations. It outlines tasks and items that will be further negotiated, developed, refined, and agreed upon to be included in the final scope of work and services that would be performed by Xcel Energy in the long-term M&O contract, provided the contract is finalized.

About NuScale

NuScale is poised to meet the diverse energy needs of customers across the world. It has developed a new modular light water reactor nuclear power plant to supply energy for electrical generation, district heating, desalination, hydrogen production and other process heat applications. The groundbreaking NuScale Power Module™, a small, safe pressurized water reactor, can generate 77 MWe of electricity and can be scaled to meet customer needs. The VOYGR™-12 power plant is capable of generating 924 MWe, and NuScale also offers the four-module VOYGR-4 (308 MWe) and six-module VOYGR-6 (462 MWe) and other configurations based on customer needs. The majority investor in NuScale is Fluor Corporation, a global engineering, procurement and construction company with a 70-year history in commercial nuclear power.

NuScale is headquartered in Portland, OR and has offices in Corvallis, OR; Rockville, MD; Charlotte, NC; Richland, WA; and London, UK. Follow us on Twitter: @NuScale_Power, Facebook: NuScale Power, LLC, LinkedIn: NuScale-Power and Instagram: nuscale_power. Visit NuScale's website.

About Spring Valley Acquisition Corp.

Spring Valley Acquisition Corp. (NASDAQ: SV) is a special purpose acquisition company formed for the purpose of entering into a merger or similar business combination with one or more businesses or entities focusing on sustainability, including clean energy and storage, smart grid/efficiency, environmental services and recycling, mobility, water and wastewater management, advanced materials and technology enabled services. Spring Valley’s sponsor is supported by Pearl Energy Investment Management, LLC, a Dallas, Texas based investment firm that focuses on partnering with best-in-class management teams to invest in the North American energy industry.

No Offer or Solicitation

This release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and NuScale or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

This release may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Such forward-looking statements include, but are not limited to, information concerning the timing and anticipated results of the proposed Business Combination. Actual results may differ materially as a result of a number of factors, including those factors discussed in Spring Valley’s final prospectus dated November 25, 2020 and in the Registration Statement under the heading “Risk Factors,” and other documents Spring Valley has filed, or will file, with the SEC. Caution must be exercised in relying on these and other forward-looking statements. Due to known and unknown risks, NuScale’s results may differ materially from its expectations and projections. While Spring Valley and NuScale may elect to update these forward-looking statements at some point in the future, Spring Valley and NuScale specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s and NuScale’s assessments of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

The proposed Business Combination will be submitted to shareholders of Spring Valley for their approval. The Registration Statement that Spring Valley has filed with the SEC includes a proxy statement/prospectus, which will be distributed to Spring Valley’s shareholders in connection with Spring Valley’s solicitation of proxies for the vote on the proposed Business Combination. After the Registration Statement has been declared effective, Spring Valley will mail the proxy statement/prospectus to Spring Valley shareholders as of the record date established for voting on the proposed Business Combination and other matters to be presented at the special meeting of Spring Valley shareholders. Spring Valley’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto because these documents contain important information about Spring Valley, NuScale and the proposed Business Combination. Shareholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Transaction and other documents filed with the SEC by Spring Valley, without charge, at the SEC’s website located at www.sec.gov. A link to the Registration Statement, as well as other information related to the transaction, can be found on the “Investors” section of NuScale’s website at www.nuscalepower.com/about-us/investors.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Spring Valley Acquisition Corp.:
www.sv-ac.com

Robert Kaplan
Investors@sv-ac.com

Investor inquiries:
Gary Dvorchak, The Blueshirt Group for NuScale
ir@nuscalepower.com

Media inquiries:
Diane Hughes, NuScale
media@nuscalepower.com

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